Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2006	Years ended December 31,

		2005	2004	2003	2002	2001

(in thousands, except ratios)

Income (loss) before income taxes and minority interest	$100,341[4]	$230,654[3]	$174,039	$87,716	$36,087	$(98,662)
Add fixed charges
Interest expense	734	7,618[3]	3,828	9,765	15,364	17,231
Interest portion of rent expense	3,001	6,280	6,185	6,113	6,235	7,005

Income (loss) before income taxes, minority interest and fixed charges	$104,076[4]	$244,552	$184,052	$103,594	$57,686	$(74,426)

Fixed charges
Interest expense	$734	$7,618[3]	$3,828	$9,765	$15,364	$17,231
Interest portion of rent expense	3,001	6,280	6,185	6,113	6,235	7,005

Fixed charges	$3,735	$13,898[3]	$10,013	$15,878	$21,599	$24,236

Ratio of earnings to fixed charges [1]	27.9[4]	17.6[3]	18.4	6.5	2.7	—
Deficiency of earnings to fixed charges [2]	—	—	—	—	—	$(98,662)

1	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.

2	Due to the net loss incurred in 2001, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings in the amount indicated in the table to have achieved a ratio of 1:1.

3	Included as a deduction from income before income taxes and as an addition to interest expense in 2005 is accelerated amortization of debt issuance costs in the amount of $5.0 million. Excluding this amortization, the ratio of earnings to fixed charges would have been 27.6 for the year ended December 31, 2005.

4	Included as a deduction from income before income taxes in 2006 are losses on leased properties of $18.5 million. Excluding these losses, the ratio of earnings to fixed charges would have been 32.7 for the six months ended June 30, 2006.